SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________

Schedule TO/A
(Rule 14d-100)
Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
Amendment No. 3
_________________

ENERGY PARTNERS, LTD. (Issuer)
(Name of Subject Company (Issuer))

ENERGY PARTNERS, LTD. (Issuer)
(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

29270U105
(CUSIP Number of Class of Securities)

John H. Peper
Executive Vice President, General Counsel
and Corporate Secretary
Energy Partners, Ltd.
201 St. Charles Avenue, Suite 3400
New Orleans, LA 70170
(504) 569-1875
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

John Schuster, Esq.
Cahill Gordon & Reindel LLP
80 Pine Street
New York, New York 10005
(212) 701-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$200,100,000	$6,143.07

*
Calculated solely for purposes of determining the amount of the filing fee. Pursuant to rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming that 8,700,000 outstanding shares of common stock, par value $0.01 per share, are being purchased at the tender offer price of $23.00 per share.

**
The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #6 for Fiscal Year 2007 issued by the Securities and Exchange Commission, equals $30.70 per million of the value of the transaction.

[X]
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6,143.07                                                                Filing Party: Energy Partners, Ltd.
Form or Registration No.: Schedule TO                                                         Date Filed: March 26, 2007

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the

[    ]           statement relates:
[    ]           third-party tender offer subject to Rule 14d-1.
[X]           issuer tender offer subject to Rule 13e-4.
[    ]           going-private transaction subject to Rule 13e-3.
[    ]           amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on March 26, 2007 (the “Schedule TO”), by Energy Partners, Ltd., a Delaware corporation (the “Company” or “EPL”), relating to the offer by the Company to purchase up to 8,700,000 shares of its common stock, par value $0.01 per share (the “Shares”) at a price of $23.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 26, 2007 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”), which together, as each may be amended and supplemented from time to time, constitute the offer (the “Offer”). This Amendment to Schedule TO is intended to satisfy the reporting requirements of Rule 13e−4(c)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The information contained in the Offer to Purchase and the related Letter of Transmittal, previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) respectively, is incorporated into this Amendment by reference in response to all of the items of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 4.  Terms of the Transaction.

The Schedule TO is hereby amended and supplemented as follows:

The Offer to Purchase is amended by deleting the words “The Company’s directors and executive officers have advised the Company that they may tender at least a portion of their Shares in the Offer” each time they appear in the Offer to Purchase and replacing them with “A number of the Company's directors and executive officers have advised the Company that they will tender at least a portion of their shares of the Company's common stock in the Company's self-tender offer to purchase 8,700,000 shares at $23 per share. Mr. Bachmann, the Company's Chairman and Chief Executive Officer, has advised the Company that he intends to tender a number of shares sufficient to sell approximately 375,000 shares, assuming full proration as set forth in the Offer to Purchase filed by the Company with the Securities and Exchange Commission on March 26, 2007.”

Item 12.  Exhibits.

Item 12 of the Schedule TO is hereby amended and restated as follows:

(a)(1)(A)	Offer to Purchase, dated March 26, 2007.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated March 26, 2007.
(a)(1)(E)	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated March 26, 2007.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Summary Advertisement (Wall Street Journal advertisement), dated March 26, 2007.
(a)(5)(B)	Letter from Richard A. Bachmann, Chairman and Chief Executive Officer of Energy Partners, Ltd., to stockholders of Energy Partners, Ltd., dated March 26, 2007.
(a)(5)(C)	Press release, dated March 12, 2007 (incorporated by reference to EPL’s Form 8-K filed March 12, 2007).
(a)(5)(D)	Press release, dated March 26, 2007.
(a)(5)(E)	Press release, dated March 28, 2007 (incorporated by reference to Exhibit 99.1 of EPL’s Form 8-K filed March 28, 2007).
(a)(5)(F)	Energy Partners, Ltd. Company Overview dated March 27, 2007(incorporated by reference to Exhibit 99.2 to EPL’s Form 8−K filed March 28, 2007).
(a)(5)(G)	First Quarter 2007 Production and Expense Guidance dated March 27, 2007 (incorporated by reference to Exhibit 99.3 to EPL’s Form 8−K filed March 28, 2007).

(a)(5)(H)	Howard Weil Energy Conference Investor Presentation dated April 4, 2007 (incorporated by reference to Exhibit 99.1 to EPL’s Form 8−K filed April 4, 2007).
(a)(5)(I)	Press release, dated April 5, 2007 (incorporated by reference to Exhibit 99.1 of EPL’s Form 8-K filed April 6, 2007).
(a)(5)(J)	Press release, dated April 6, 2007 (incorporated by reference to Exhibit 99.2 of EPL’s Form 8-K filed April 6, 2007).
(a)(5)(K)	Press release, dated April 10, 2007 (incorporated by reference to Exhibit 99.1 of EPL’s Form 8-K filed April 16, 2007).
(b)(1)
Commitment Letter, dated as of March 13, 2007, by and among Energy Partners, Ltd., Banc of America Securities LLC, Banc of America Bridge LLC and Bank of America, N.A. (incorporated by reference to Exhibit 10.1 to EPL’s Form 8-K filed March 14, 2007).

(d)(1)
Indenture, dated as of August 5, 2003, among Energy Partners, Ltd., the Guarantors named therein and Wells Fargo Bank, N.A., as trustee (incorporated by reference to Exhibit 4.1 to EPL’s Form S-4 filed September 5, 2003 (File No. 333-108540)).

(d)(2)	Amended and Restated 2000 Stock Incentive Plan for Non-Employee Directors (incorporated by reference to EPL’s proxy statement on Form 14A filed April 4, 2005 (File No. 001-16179)).
(d)(3)
Purchase and Sale Agreement by and between Ocean Energy, Inc. and Energy Partners, Ltd. dated as of January 26, 2000 (incorporated by reference to Exhibit 10.18, to EPL’s registration statement on Form S-1 (File No. 333-42876)).

(d)(4)	Earnout Agreement dated as of January 15, 2002, by and between Energy Partners, Ltd. and Hall-Houston Oil Company (incorporated by reference to Exhibit 2.5 to EPL’s Form 8-K filed January 22, 2002).
(d)(5)	First Amendment to Earnout Agreement between Energy Partners, Ltd. and Participants effective July 1, 2002 (incorporated by reference to Exhibit 10.1 to EPL’s Form 10-Q filed November 13, 2002).
(d)(6)	Amended and Restated 2000 Long Term Stock Incentive Plan (incorporated by reference to EPL’s proxy statement on Form 14A filed March 27, 2002).
(d)(7)	Second Amendment to Earnout Agreement between Energy Partners, Ltd. and Participants effective January 1, 2003 (incorporated by reference to Exhibit 10.12 to EPL’s Form 10-K filed March 9, 2004).
(d)(8)
Purchase and Sale Agreement, dated as of December 16, 2004, between Castex Energy 1995, L.P., Castex Energy, Inc., the Company and EPL of Louisiana, L.L.C. (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K dated December 16, 2004).

(d)(9)
Exploration Agreement, dated as of December 16, 2004, between Castex Energy 1995, L.P., Castex Energy, Inc., the Company and EPL of Louisiana, L.L.C. (incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K dated December 16, 2004).

(d)(10)	Offer Letter of Mr. Phillip A. Gobe, dated October 19, 2004 (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K filed October 25, 2004).
(d)(11)	First Amendment to Energy Partners, Ltd. Amended and Restated 2000 Long Term Stock Incentive Plan (incorporated by reference to Exhibit 10.2 of EPL’s Form 10-Q filed August 5, 2004).
(d)(12)
Form of Nonqualified Stock Option Grant under the Energy Partners, Ltd. Amended and Restated 2000 Long Term Stock Incentive Plan (incorporated by reference to Exhibit 10.3 of EPL’s Form 10-Q filed August 5, 2004).

(d)(13)
Form of Restricted Share Unit Agreement under the Energy Partners, Ltd. Amended and Restated 2000 Long Term Stock Incentive Plan (incorporated by reference to Exhibit 10.4 of EPL’s Form 10-Q filed August 5, 2004).

(d)(14)	Energy Partners, Ltd. Change of Control Severance Plan (incorporated by reference to Exhibit 10.2 of the EPL’s Form 8-K filed March 30, 2005).
(d)(15)	Energy Partners, Ltd. Change of Control Severance Agreement (incorporated by reference to Exhibit 10.1 of the EPL’s Form 8-K filed March 30, 2005).

(d)(16)	Form of Performance Share Agreement under the Amended and Restated 2000 Long Term Stock Incentive Plan (incorporated by reference to Exhibit 10.3 of EPL’s Form 8-K filed March 30, 2005).
(d)(17)	Form of Stock Option Grant under the Energy Partners, Ltd. 2000 Stock Option Plan for Non-employee Directors (incorporated by reference to Exhibit 10.5 of EPL’s Form 10-Q filed August 5, 2004).
(d)(18)	Fifth Amended and Restated Credit Agreement dated June 2, 2006 (incorporated by reference to Exhibit 99.1 of EPL’s Form 8-K filed June 13, 2006).
(d)(19)	Offer Letter of Mr. Timothy Woodall, dated July 11, 2006 (incorporated by reference to Exhibit 10.1 to EPL’s Form 8-K filed on August 22, 2006).
(d)(20)	Form of Indemnity Agreement (incorporated by reference to Exhibit 10.1 to EPL’s Form 8-K filed on September 14, 2006).
(d)(21)	Form of First Amendment to Change of Control Severance Agreement (incorporated by reference to Exhibit 10.2 to EPL’s Form 8-K filed on September 14, 2006).
(d)(22)	First Amendment to Energy Partners, Ltd. Change of Control Severance Plan dated September 13, 2006 (incorporated by reference to Exhibit 10.3 to EPL’s Form 8-K filed on September 14, 2006).
(d)(23)	2006 Long Term Stock Incentive Plan (incorporated by reference to EPL’s proxy statement on Form 14A filed April 5, 2006).
(d)(24)	Energy Partners, Ltd. Long Term Stock Incentive Plan Restricted Share Unit Agreement (incorporated by reference to Exhibit 10.25 to EPL’s Form 10-K filed March 1, 2007).
(d)(25)	Energy Partners, Ltd. 2006 Long Term Stock Incentive Plan (incorporated by reference to Exhibit 10.26 to EPL’s Form 10-K filed March 1, 2007).
(d)(26)	Consent of KPMG LLP.
(d)(27)	Consent of Netherland, Sewell & Associates, Inc.
(d)(28)	Consent of Ryder Scott Company, L.P.
(g)	Not applicable.
(h)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ENERGY PARTNERS, LTD.

By: /s/ Timothy R. Woodall
Name: Timothy R. Woodall
Title: Executive Vice President and Chief Financial Officer

Dated: April 16, 2007

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated March 26, 2007.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated March 26, 2007.
(a)(1)(E)	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated March 26, 2007.
(a)(5)(A)	Summary Advertisement (Wall Street Journal advertisement), dated March 26, 2007.
(a)(5)(B)	Letter from Richard A. Bachmann, Chairman and Chief Executive Officer of Energy Partners, Ltd., to stockholders of Energy Partners, Ltd., dated March 26, 2007.
(a)(5)(C)	Press release, dated March 12, 2007(incorporated by reference to EPL’s Form 8-K filed March 12, 2007)
(a)(5)(D)	Press release, dated March 26, 2007.
(a)(5)(E)	Press release, dated March 28, 2007 (incorporated by reference to Exhibit 99.1 of EPL’s Form 8-K filed March 28, 2007).
(a)(5)(F)	Energy Partners, Ltd. Company Overview dated March 27, 2007(incorporated by reference to Exhibit 99.2 to EPL’s Form 8−K filed March 28, 2007).
(a)(5)(G)	First Quarter 2007 Production and Expense Guidance dated March 27, 2007 (incorporated by reference to Exhibit 99.3 to EPL’s Form 8−K filed March 28, 2007).
(a)(5)(H)	Howard Weil Energy Conference Investor Presentation dated April 4, 2007 (incorporated by reference to Exhibit 99.1 to EPL’s Form 8−K filed April 4, 2007).
(a)(5)(I)	Press release, dated April 5, 2007 (incorporated by reference to Exhibit 99.1 of EPL’s Form 8-K filed April 6, 2007).
(a)(5)(J)	Press release, dated April 6, 2007 (incorporated by reference to Exhibit 99.2 of EPL’s Form 8-K filed April 6, 2007).
(a)(5)(K)	Press release, dated April 10, 2007 (incorporated by reference to Exhibit 99.1 of EPL’s Form 8-K filed April 16, 2007).
(b)(1)
Commitment Letter, dated as of March 13, 2007, by and among Energy Partners, Ltd., Banc of America Securities LLC, Banc of America Bridge LLC and Bank of America, N.A. (incorporated by reference to Exhibit 10.1 to EPL’s Form 8-K filed March 14, 2007).

(d)(1)
Indenture, dated as of August 5, 2003, among Energy Partners, Ltd., the Guarantors named therein and Wells Fargo Bank, N.A., as trustee (incorporated by reference to Exhibit 4.1 to EPL’s Form S-4 filed September 5, 2003 (File No. 333-108540)).

(d)(2)	Amended and Restated 2000 Stock Incentive Plan for Non-Employee Directors (incorporated by reference to EPL’s proxy statement on Form 14A filed April 4, 2005 (File No. 001-16179)).
(d)(3)
Purchase and Sale Agreement by and between Ocean Energy, Inc. and Energy Partners, Ltd. dated as of January 26, 2000 (incorporated by reference to Exhibit 10.18, to EPL’s registration statement on Form S-1 (File No. 333-42876)).

(d)(4)	Earnout Agreement dated as of January 15, 2002, by and between Energy Partners, Ltd. and Hall-Houston Oil Company (incorporated by reference to Exhibit 2.5 to EPL’s Form 8-K filed January 22, 2002).
(d)(5)	First Amendment to Earnout Agreement between Energy Partners, Ltd. and Participants effective July 1, 2002 (incorporated by reference to Exhibit 10.1 to EPL’s Form 10-Q filed November 13, 2002).
(d)(6)	Amended and Restated 2000 Long Term Stock Incentive Plan (incorporated by reference to EPL’s proxy statement on Form 14A filed March 27, 2002).
(d)(7)	Second Amendment to Earnout Agreement between Energy Partners, Ltd. and Participants effective January 1, 2003 (incorporated by reference to Exhibit 10.12 to EPL’s Form 10-K filed March 9, 2004).

(d)(8)
Purchase and Sale Agreement, dated as of December 16, 2004, between Castex Energy 1995, L.P., Castex Energy, Inc., the Company and EPL of Louisiana, L.L.C. (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K dated December 16, 2004).

(d)(9)
Exploration Agreement, dated as of December 16, 2004, between Castex Energy 1995, L.P., Castex Energy, Inc., the Company and EPL of Louisiana, L.L.C. (incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K dated December 16, 2004).

(d)(10)	Offer Letter of Mr. Phillip A. Gobe, dated October 19, 2004 (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K filed October 25, 2004).
(d)(11)	First Amendment to Energy Partners, Ltd. Amended and Restated 2000 Long Term Stock Incentive Plan (incorporated by reference to Exhibit 10.2 of EPL’s Form 10-Q filed August 5, 2004).
(d)(12)
Form of Nonqualified Stock Option Grant under the Energy Partners, Ltd. Amended and Restated 2000 Long Term Stock Incentive Plan (incorporated by reference to Exhibit 10.3 of EPL’s Form 10-Q filed August 5, 2004).

(d)(13)
Form of Restricted Share Unit Agreement under the Energy Partners, Ltd. Amended and Restated 2000 Long Term Stock Incentive Plan (incorporated by reference to Exhibit 10.4 of EPL’s Form 10-Q filed August 5, 2004).

(d)(14)	Energy Partners, Ltd. Change of Control Severance Plan (incorporated by reference to Exhibit 10.2 of the EPL’s Form 8-K filed March 30, 2005).
(d)(15)	Energy Partners, Ltd. Change of Control Severance Agreement (incorporated by reference to Exhibit 10.1 of the EPL’s Form 8-K filed March 30, 2005).
(d)(16)	Form of Performance Share Agreement under the Amended and Restated 2000 Long Term Stock Incentive Plan (incorporated by reference to Exhibit 10.3 of EPL’s Form 8-K filed March 30, 2005).
(d)(17)	Form of Stock Option Grant under the Energy Partners, Ltd. 2000 Stock Option Plan for Non-employee Directors (incorporated by reference to Exhibit 10.5 of EPL’s Form 10-Q filed August 5, 2004).
(d)(18)	Fifth Amended and Restated Credit Agreement dated June 2, 2006 (incorporated by reference to Exhibit 99.1 of EPL’s Form 8-K filed June 13, 2006).
(d)(19)	Offer Letter of Mr. Timothy Woodall, dated July 11, 2006 (incorporated by reference to Exhibit 10.1 to EPL’s Form 8-K filed on August 22, 2006).
(d)(20)	Form of Indemnity Agreement (incorporated by reference to Exhibit 10.1 to EPL’s Form 8-K filed on September 14, 2006).
(d)(21)	Form of First Amendment to Change of Control Severance Agreement (incorporated by reference to Exhibit 10.2 to EPL’s Form 8-K filed on September 14, 2006).
(d)(22)	First Amendment to Energy Partners, Ltd. Change of Control Severance Plan dated September 13, 2006 (incorporated by reference to Exhibit 10.3 to EPL’s Form 8-K filed on September 14, 2006).
(d)(23)	2006 Long Term Stock Incentive Plan (incorporated by reference to EPL’s proxy statement on Form 14A filed April 5, 2006).
(d)(24)	Energy Partners, Ltd. Long Term Stock Incentive Plan Restricted Share Unit Agreement (incorporated by reference to Exhibit 10.25 to EPL’s Form 10-K filed March 1, 2007).
(d)(25)	Energy Partners, Ltd. 2006 Long Term Stock Incentive Plan (incorporated by reference to Exhibit 10.26 to EPL’s Form 10-K filed March 1, 2007).
(d)(26)	Consent of KPMG LLP.
(d)(27)	Consent of Netherland, Sewell & Associates, Inc.
(d)(28)	Consent of Ryder Scott Company, L.P.